Giovanni Caruso
Partner

345 Park Avenue	Direct	212.407.4866
New York, NY 10154	Main	212.407.4000
	Fax	212.937.3943
	gcaruso@loeb.com

Via Edgar

February 16, 2021

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Loan Lauren Nguyen

Timothy S. Levenberg

Re:	Aldel Financial Inc.

Draft Registration Statement on Form S-1

Submitted January 19, 2021

CIK No. 0001840776

Dear Ms. Nguyen:

On behalf of our client, Aldel Financial Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated February 12, 2021 (the “Staff’s Letter”) regarding the Company’s confidential draft registration statement on Form S-1. Contemporaneously, we are publicly filing our registration statement on Form S-1 (the “Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles   New York   Chicago   Nashville   Washington, DC   Beijing   Hong Kong   www.loeb.com

A limited liability partnership including professional corporations

Giovanni Caruso
February 16, 2021

Draft Registration Statement on Form S-1

Principal Stockholders, page 146

1.       We note disclosure in your filing that FG SPAC Partners LP is an affiliate of certain of your directors.  Please revise here to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by FG SPAC Partners LP.  Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response: The disclosure on page 146 of the Registration Statement has been revised in accordance with the Staff’s comments.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner